UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Genesis Energy, L.P.

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class of Securities)

371927

(CUSIP Number)

Steven K. Davison

President

Fargo Petroleum, L.L.C.

2000 Farmerville Highway

Ruston, Louisiana 71270

(318) 255-3850

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 8, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are being sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 371927

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fargo Petroleum, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Louisiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 371927

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fargo Transport, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Louisiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 371927

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Arkansas Transport Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 393,345
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 393,345
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 393,345
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 371927

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Terminal Service, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Louisiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,010,835
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 1,010,835
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,010,835
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable.	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 371927

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Ouachita Oil and Storage, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not applicable. (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Louisiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable.	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 371927

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James E. Davison, Sr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not applicable. (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,482,193
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 2,482,193
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,193
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable.	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 371927

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James E. Davison, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not applicable. (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,154,767
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 3,154,767
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,154,767
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable.	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 371927

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Steven K. Davison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not applicable. (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,875,537
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 2,875,537
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,875,537
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable.	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 371927

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Todd A. Davison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not applicable. (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,875,537
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 2,875,537
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,875,537
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable.	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IN

Schedule 13D Amendment No. 2

This Amendment No. 2 (this “Amendment”) to the Schedule 13D filed on August 3, 2007, as amended on January 4, 2008 (the “Original Schedule 13D”), is filed by Fargo Petroleum, L.L.C. (formerly Davison Petroleum Products, L.L.C.), a Louisiana limited liability company, Fargo Transport, Inc. (formerly Davison Transport, Inc.), a Louisiana corporation, Arkansas Transport Company (formerly Transport Company), an Arkansas corporation, Terminal Services, Inc. (formerly Davison Terminal Service, Inc.), a Louisiana corporation, Ouachita Oil and Storage, Inc. (formerly Sunshine Oil and Storage, Inc.), a Louisiana corporation, James E. Davison, Sr., James E. Davison, Jr., Steven K. Davison and Todd A. Davison (collectively, the “Reporting Parties,” and each a “Reporting Party”). This Amendment amends the Original Schedule 13D as set forth below.

Item 1.	Security and Issuer

See Item 1 of the Original Schedule 13D, which is incorporated herein by reference.

Item 2.	Identity and Background

See Item 2 of the Original Schedule 13D, which is incorporated herein by reference. In addition, the following persons are included as new Reporting Parties pursuant to this Amendment:

(a)	James E. Davison, Jr., Steven K. Davison and Todd A. Davison.

(b)	The address for each of the Reporting Parties is 2000 Farmerville Highway, Ruston, Louisiana 71270.

(c)	Each of the Reporting Parties is a partial owner of Fargo Petroleum, L.L.C., Fargo Transport, Inc. and Arkansas Transport Company. Each of the Reporting Parties conducts its business primarily in the United States.

(d)	None of the Reporting Parties have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Parties have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Parties is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

See Item 3 of the Original Schedule 13D, which is incorporated herein by reference.

Item 4.	Purpose of Transaction

The purpose of the acquisition of Common Units is to hold such securities as an investment, and except as described under (b) below, or under (d) of Item 4 to the Original Schedule 13D, none of the Reporting Parties has any present intent to acquire additional securities, change the business or function of the issuer, take any other action to alter the management, operation, structure, capitalization, or effect any other material change on the issuer.

(a)	Not applicable.

(b)

Certain of the Reporting Parties are participating in a joint venture with Genesis in order to acquire the inland marine transportation business of Grifco Transportation, Ltd. A more detailed description of the joint venture transaction and the agreements and other documents related thereto is set forth in Genesis’ Form 8-K dated June 16, 2008, included as an exhibit hereto and incorporated by reference herein.

(c)	Not applicable.

(d)	See Item 4(d) of the Original Schedule 13D, which is incorporated herein by reference.

(e)-(j) Not applicable.

Item 5. Interest in Securities of the Issuer

(a)	On July 8, 2008, (i) Fargo Transport, Inc. transferred all 1,565,690 Common Units it held to Fargo Petroleum, L.L.C. in exchange for receivables with affiliated entities and each other and (ii) Fargo Petroleum, L.L.C. distributed 9,464,301 Common Units in equal 1/3 parts to each of its members, James E. Davison, Jr., Steven K. Davison and Todd A. Davison. On July 17, 2008, (i) Fargo Petroleum, L.L.C. distributed its remaining 1,327,007 Common Units to James E. Davison, Sr. and (ii) Ouachita Oil and Storage, Inc. distributed all 423,581 Common Units it held to its sole owner, James E. Davison, Sr. On July 18, 2008, Genesis redeemed 279,230 Common Units from each of James E. Davison, Sr., Steven K. Davison and Todd A. Davison.

As of the date hereof, and after giving effect to the transactions described above, Fargo Petroleum, L.L.C. holds 0 Common Units, Fargo Transport, Inc. holds 0 Common Units, Arkansas Transport Company, Inc. holds 393,345 Common Units, Terminal Services, Inc. holds 1,010,835 Common Units, and Ouachita Oil and Storage, Inc. holds 0 Common Units. Each of Fargo Petroleum, L.L.C., Fargo Transport, Inc., Arkansas Transport Company, Inc., Terminal Services, Inc., and Ouachita Oil and Storage, Inc. is an independent business entity and is deemed to have voting and dispositive power solely over those Common Units each holds and each disclaims beneficial ownership of the Common Units held by any other Reporting Party.

James E. Davison, Jr. holds 3,154,767 Common Units directly. Each of Steven K. Davison and Todd A. Davison holds 2,875,537 Common Units directly. In addition, each of James E. Davison, Jr., Steven K. Davison and Todd A. Davison own 33 1/3% of Arkansas Transport Company, Inc., but each is deemed to have no individual voting or dispositive power over the 393,345 Common Units held by Arkansas Transport Company, Inc. due to the requirement for a majority vote to take any action with respect to the Common Units.

James E. Davison, Sr. owns 1,471,358 Common Units directly and 1,010,835 Common Units indirectly as 100% owner of Terminal Service, Inc. James E. Davison, Sr. has sole voting and dispositive power over the Common Units held by Terminal Service, Inc.

The aggregate number of Common Units held by the Reporting Parties represents approximately 29.9% of Genesis’s Common Units outstanding based on an estimated 39,452,305 Common Units outstanding as of June 5, 2008. The percentage ownership of each Reporting Party is incorporated by reference to item 13 of the cover page of each Reporting Party.

(b)	Fargo Petroleum, L.L.C., Fargo Transport, Inc., Arkansas Transport Company, Inc., Terminal Service, Inc. and Ouachita Oil and Storage, Inc., may be deemed to have sole voting and dispositive power over 0, 0, 393,345, 1,010,835 and 0 Common Units, respectively. James E. Davison, Sr. may be deemed to have sole voting and dispositive power over 1,471,358 Common Units held directly and 1,010,835 Common Units held indirectly as the 100% owner of Terminal Service, Inc. James E. Davison, Jr. may be deemed to have sole voting and dispositive power over 3,154,767 Common Units held directly. Each of Steven K. Davison and Todd A. Davison may be deemed to have sole voting and dispositive power over 2,875,537 Common Units held directly. To the Reporting Parties’ knowledge, none of the Common Units are beneficially owned by any of the persons identified in Schedule A of the Original Schedule 13D, which is incorporated herein by reference, other than those Reporting Parties listed herein.

(c)	Except for the transactions described in part (a) of this Item 5, no transactions in Genesis’s Common Units have been effected during the past sixty (60) days by any of the Reporting Parties.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 6 of the Original Schedule 13D, which is incorporated herein by reference.

Director Awards

James E. Davison, Sr., as a director of Genesis, has been granted a Stock Appreciation Right, as well as, pursuant to the 2007 Long Term Incentive Plan, Phantom Units of Genesis. Each is more fully described in James E. Davison, Sr.’s Form 4s filed with the SEC on February 14, 2008 and June 4, 2008, respectively.

James E. Davison, Jr., as a director of Genesis, has been granted has been granted a Stock Appreciation Right, as well as, pursuant to the 2007 Long Term Incentive Plan, Phantom Units of Genesis. Each is more fully described in James E. Davison, Jr.’s Form 4s filed with the SEC on February 14, 2008 and June 4, 2008, respectively.

Item 7.	Materials to be Filed as Exhibits

Exhibit No.	Title

3	Joint Filing Agreement by and among each of the Reporting Parties.

4	Description of Contribution and Sale Agreement and Omnibus Agreement (incorporated herein by reference to Item 1.01 of the Genesis Energy, L.P. Form 8-K dated June 16, 2008)

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2008

FARGO PETROLEUM, L.L.C.

By:	/s/ Steven K. Davison
Name:	Steven K. Davison
Title:	Manager

FARGO TRANSPORT, INC.

By:	/s/ James E. Davison, Jr.
Name:	James E. Davison, Jr.
Title:	President

ARKANSAS TRANSPORT COMPANY, INC.

By:	/s/ Steven K. Davison
Name:	Steven K. Davison
Title:	President

TERMINAL SERVICE, INC.

By:	/s/ James E. Davison, Jr.
Name:	James E. Davison, Jr.
Title:	President

OUACHITA OIL AND STORAGE, INC.

By:	/s/ James E. Davison, Sr.
Name:	James E. Davison, Sr.
Title:	President

JAMES E. DAVISON, SR.

/s/ James E. Davison, Sr.

JAMES E. DAVISON, JR.

/s/ James E. Davison, Jr.

STEVEN K. DAVISON

/s/ Steven K. Davison

TODD A. DAVISON

/s/ Todd A. Davison